UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NanoVMs, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  August 5, 2015

Physical address of issuer
148 Townsend Street, San Francisco, CA 94107

Website of issuer
https://nanovms.com

Current number of employees
3

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$399,829.49	$52,539.00
Cash & Cash Equivalents	$382,743.52	$24,729.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$65,377.00
Long-term Debt	$968,399.04	$0.00
Revenues/Sales	$137,983.00	$32,100.00
Cost of Goods Sold	$141.80	$112.52
Taxes Paid	$11,407.72	$1,071.85
Net Income	-$494,349.35	-$740,029.00

February 1, 2021

FORM C-AR

NanoVMs, Inc.

      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NanoVMs, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://nanovms.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is February 1, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

      This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NanoVMs, Inc. (the "Company") is a Delaware Corporation, formed on August 5, 2015.

The Company is located at 148 Townsend Street, San Francisco, CA 94107.

The Company's website is https://nanovms.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

NanoVMs sells a license to use its on premise orchestration platform that is priced per cpu core. NanoVMs also offers subscription services for various service level agreements of support in utilizing the open source Nanos kernel.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

5

In particular, the Company is dependent on Ian Eyberg who are CEO & Director, October 2015 to Present of the Company. The Company has or intends to enter into employment agreements with Ian Eyberg although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ian Eyberg or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales.
For example, during fiscal year ended 12/20, the USAF accounted for an overwhelming percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the

Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

NanoVMs sells a license to use its on premise orchestration platform that is priced per cpu core. NanoVMs also offers subscription services for various service level agreements of support in utilizing the open source Nanos kernel.

Business Plan

NanoVMs sells a license to use its on premise orchestration platform that is priced per cpu core. NanoVMs also offers subscription services for various service level agreements of support in utilizing the open source Nanos kernel. NanoVMs currently addresses public/private cloud software infrastructure needs but needs to continue to invest in research and development related efforts so that it can address other markets with solutions designed specifically for NFV, Edge, and 5G technologies. NanoVMs plans to aggressively grow its user-base through developer based bottoms up adoption and so tracks various metrics such as unique downloads per day, and live instances per day.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
NanoVMs Enterprise	A fully managed on premise platform to build and orchestrate unikernels.	We primarily operate as a business to business provider of software infrastructure. Our end-users are devops professionals and developers working in large enterprises that have to run their own software infrastructure.

We have no new products in development.

We sell software support licenses on our website and market through various channels such as email and linkedin.

Competition

The Company's primary competitors are VMWare, Redhat, Docker.

We have several smaller direct competitors but it is better to think about ecosystems such as the cloud native ecosystem of which docker and kubernetes are a part of which we could entirely replace. Existing incumbents include Nutanix and VMWare, however, they don't have a focus on this technology as of yet. Similarly even though we have very strong security benefits for this style of infrastructure (no users, no remote login), most of the security companies out there are in a reactive position scanning for hacked systems or systems waiting to be hacked.

Supply Chain and Customer Base

NanoVMs uses third-party technology to support its own proprietary technology, including the following services: Github to store code, Google Cloud services for various storage services and Hurricane Electric for datacenter space. NanoVMs also utilizes SalesForce, DialPad, Dropbox, Hubspot and other software solutions for marketing and general business services. NanoVMs makes heavy use of various open source software such as Linux, clang, and qemu. The Company also contracts with third-party technology and growth consultants from time to time for specific projects.

We are still at an early stage but have generated revenues from our existing agreements with both the United States Air Force and Amgen, Inc. It is important to note that our end-users are typically not our end financial buyers. Our end users are typically devops professionals while we typically sell to heads of enterprise engineering departments and chief information security officers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10628177	UNIKERNEL PROVISIONING	Unikernel provisioning is disclosed. A binary is received. The received binary is converted into a unikernel that is deployable on a virtual machine at least in part by generating a disk image comprising the received binary, a loader for loading the received binary, and portions of an operating system required to execute the received binary.	April 11, 2018	April 21, 2020	USA
10592215	Unikernel cross-compilation	Building a unikernel is disclosed. Code is retrieved from a code repository. One or more unikernel build configuration options are identified. The code is analyzed to determine portions of an operating system required to execute the code. The code is compiled with the determined portions of	August 17, 2017	March 17, 2020	USA

		the operating system into a unikernel that is deployable on a virtual machine to execute the code.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6114322	IC 042: Providing temporary use of non-downloadable cloud-based software for managing network infrastructure, operations, and security; Providing temporary use of non-downloadable cloud-based software for managing virtual machines	Nanos	December 4, 2018	July 28, 2020	USA
5655145	IC 009: Downloadable computer software for managing network infrastructure, operations, and security; Downloadable computer software for managing	NanoVMs	June 3, 2018	January 15, 2019	USA

	virtual machines				
5655146	IC 042: Providing temporary use of non-downloadable cloud-based software for managing network infrastructure, operations, and security; Providing temporary use of non-downloadable cloud-based software for managing virtual machines	NanoVMs	June 3, 2018	January 15, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 148 Townsend Street, San Francisco, CA 94107

The Company conducts business in Georgia, New York, California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ian Eyberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, October 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO & Director, NanoVMs, Inc., October 2015 to Present

Education

University of Missouri-Rolla (Missouri University of Science and Technology), attended 2000-2003, completed coursework in computer science

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Georgia, New York, California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,464,979
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.

Type of security	Preferred Stock
Amount outstanding	4,159,707
Voting Rights	Each holder of record of Preferred Stock is entitled to one vote for each share of such stock convertible into Common Stock.
Anti-Dilution Rights	The conversion rate of the Preferred Stock will be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Preferred Stock at a later date. Preferred Stock Protective Provisions. At any time when shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: a) alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate of incorporation or bylaws of the Company, as then in effect, in any way that adversely affect the Preferred Stock; b) increase or decrease the authorized number of shares of any class or series of capital stock;

	c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having, or reclassify any class or series of capital stock such that it would have rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock; d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at cost upon the termination or services pursuant to the terms of the applicable agreement); e) declare or pay dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; f) increase or decrease the number of directors of the Company; g) authorize any new equity incentive plan or change the number of shares authorized under any existing equity incentive plan; or h) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this section entitled Preferred Stock Protective Provisions.

Type of security	Options
Amount outstanding	580,632
Voting Rights	Each option is convertible into shares of Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional options to purchase Common Stock at a later date. The availability of any Stock issued pursuant to the exercise of such options, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type of security	Crowd SAFE Series 2020 SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional options to purchase Common Stock at a later date. The availability of any Stock issued pursuant to the exercise of such options, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	4,159,706	$1,500,000	Research & Development, Engineering Team Hires, Sales & Marketing, General Working Capital	March 9th, 2018	Section 4(a)(2)
Crowd SAFE	1	$968,399.04	R&D, general working capital	August 17th, 2020	Regulation CF

Ownership

A majority of the Company is owned by Ian Eyberg. Series Seed investors own the next major chunk.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ian Eyberg	63.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$32,105.00	-$494,349.35	$11,407.72

Operations

The company raised a CrowdFund Series Seed round on 08/17/2020. The company has enough liquidity for the next 8 months at least. Our significant challenges remain market awareness of our products.

The company intends to raise more capital in 2021 to extend its runway. The company also plans to apply for more grants to support its R&D work. The company continues to market its software and execute on R&D to make a better offer.

Liquidity and Capital Resources

On 8/17/2020 the Company conducted an offering pursuant to Regulation CF and raised $9688,399.04.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ian Eyberg
(Signature)

Ian Eyberg
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ian Eyberg
(Signature)

Ian Eyberg
(Name)

CEO & Director
(Title)

02/01/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Jan 20	Feb 20	Mar 20
Ordinary Income/Expense			
Income			
4000 · Revenue			
4100 · Revenue-Stripe	0.00	30.00	0.00
4140 · Grant	0.00	0.00	0.00
4190 · Revenue Other	5,000.00	0.00	75.00
Total 4000 · Revenue	5,000.00	30.00	75.00
Total Income	5,000.00	30.00	75.00
Gross Profit	5,000.00	30.00	75.00
Expense			
6000 · Operating expenses			
6100 · Payroll-related expenses			
6101 · Salaries and wages			
6105 · Salaries & wages	12,899.42	12,486.21	12,486.22
Total 6101 · Salaries and wages	12,899.42	12,486.21	12,486.22
6201 · Benefits			
6202 · Health & dental insurance	1,495.19	1,495.19	1,495.19
6210 · Workers' compensation insurance	24.00	225.00	650.00
6251 · Payroll taxes	0.00	453.45	0.00
Total 6201 · Benefits	1,519.19	2,173.64	2,145.19
6301 · Consultants and contractors	724.14	352.86	4,073.38
Total 6100 · Payroll-related expenses	15,142.75	15,012.71	18,704.79
7100 · Professional fees			
7110 · Legal fees - general	0.00	1,205.00	4,247.50
7115 · Legal fees - patent	3,536.00	2,820.00	0.00
7120 · Accounting and tax	291.67	291.67	291.63
7150 · Payroll preparation fees	51.00	51.00	51.00
7152 · FSA/HSA/401 administration fees	51.80	45.90	40.00
Total 7100 · Professional fees	3,930.47	4,413.57	4,630.13
7400 · Travel & entertainment			
7410 · Airfare	637.81	0.00	0.00
7420 · Lodging	230.95	0.00	0.00
Total 7400 · Travel & entertainment	868.76	0.00	0.00
7500 · Marketing related expenses			
7518 · Memberships & associations	0.00	0.00	0.00
7520 · Advertising	0.00	0.00	0.00
7525 · Lead Generation	0.00	0.00	0.00
7530 · Seminars and Conferences	0.00	0.00	0.00
7550 · Promotional materials	0.00	0.00	0.00
7552 · Marketing collateral	72.53	0.00	0.00
7580 · Marketing campaigns	0.00	0.00	0.00
Total 7500 · Marketing related expenses	72.53	0.00	0.00
7700 · Facilities expense			
7710 · Rent	3,605.00	3,605.00	3,605.00
7718 · Property tax	0.00	0.00	0.00
7740 · Telecommunications			
7741 · Telephone	74.49	74.47	74.47

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Jan 20	Feb 20	Mar 20
7747 · Connectivity	269.33	269.32	281.19
Total 7740 · Telecommunications	343.82	343.79	355.66
Total 7700 · Facilities expense	3,948.82	3,948.79	3,960.66
7800 · Equipment & software			
7802 · Computer Equipment<$3500	0.00	0.00	0.00
7803 · Equipment < $3500	0.00	0.00	0.00
7804 · Software < $3500	0.00	0.00	0.00
7831 · Support contracts - equip/softw	99.00	0.00	0.00
7832 · Domain Registration	0.00	79.99	327.27
7841 · Hosted Services	1,371.74	1,454.04	1,348.12
Total 7800 · Equipment & software	1,470.74	1,534.03	1,675.39
8500 · General and Admin			
8520 · Office supplies	-8.00	0.00	140.50
8531 · Postage & delivery	7.05	0.00	0.00
8561 · Licenses & permits	25.00	0.00	0.00
8572 · Bank fees	0.00	16.17	15.00
8582 · Insurance - general	0.00	0.00	0.00
8595 · Miscellaneous expenses	0.00	0.00	0.00
Total 8500 · General and Admin	24.05	16.17	155.50
Total 6000 · Operating expenses	25,458.12	24,925.27	29,126.47
Total Expense	25,458.12	24,925.27	29,126.47
Net Ordinary Income	-20,458.12	-24,895.27	-29,051.47
Other Income/Expense			
Other Expense			
9000 · Other (income)/expense			
9020 · Interest expense	-83.34	0.00	0.00
9550 · Taxes based on income			
9552 · State tax - California	0.00	0.00	0.00
Total 9550 · Taxes based on income	0.00	0.00	0.00
Total 9000 · Other (income)/expense	-83.34	0.00	0.00
Total Other Expense	-83.34	0.00	0.00
Net Other Income	83.34	0.00	0.00
Net Income	-20,374.78	-24,895.27	-29,051.47

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Apr 20	May 20
Ordinary Income/Expense		
Income		
4000 · Revenue		
4100 · Revenue-Stripe	30.00	300.00
4140 · Grant	0.00	0.00
4190 · Revenue Other	0.00	0.00
Total 4000 · Revenue	30.00	300.00
Total Income	30.00	300.00
Gross Profit	30.00	300.00
Expense		
6000 · Operating expenses		
6100 · Payroll-related expenses		
6101 · Salaries and wages		
6105 · Salaries & wages	19,986.21	27,486.22
Total 6101 · Salaries and wages	19,986.21	27,486.22
6201 · Benefits		
6202 · Health & dental insurance	1,356.56	1,217.93
6210 · Workers' compensation insurance	0.00	77.00
6251 · Payroll taxes	1,031.49	1,110.99
Total 6201 · Benefits	2,388.05	2,405.92
6301 · Consultants and contractors	9,894.85	9,242.95
Total 6100 · Payroll-related expenses	32,269.11	39,135.09
7100 · Professional fees		
7110 · Legal fees - general	450.00	0.00
7115 · Legal fees - patent	750.00	38,665.00
7120 · Accounting and tax	2,791.67	291.67
7150 · Payroll preparation fees	51.00	51.00
7152 · FSA/HSA/401 administration fees	51.80	40.00
Total 7100 · Professional fees	4,094.47	39,047.67
7400 · Travel & entertainment		
7410 · Airfare	0.00	0.00
7420 · Lodging	0.00	0.00
Total 7400 · Travel & entertainment	0.00	0.00
7500 · Marketing related expenses		
7518 · Memberships & associations	0.00	0.00
7520 · Advertising	50.00	1,100.91
7525 · Lead Generation	0.00	0.00
7530 · Seminars and Conferences	0.00	0.00
7550 · Promotional materials	0.00	0.00
7552 · Marketing collateral	0.00	0.00
7580 · Marketing campaigns	0.00	0.00
Total 7500 · Marketing related expenses	50.00	1,100.91
7700 · Facilities expense		
7710 · Rent	3,605.00	3,605.00
7718 · Property tax	0.00	0.00
7740 · Telecommunications		
7741 · Telephone	74.51	74.51

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Apr 20	May 20
7747 · Connectivity	441.03	441.07
Total 7740 · Telecommunications	515.54	515.58
Total 7700 · Facilities expense	4,120.54	4,120.58
7800 · Equipment & software		
7802 · Computer Equipment<$3500	0.00	0.00
7803 · Equipment < $3500	0.00	1,425.71
7804 · Software < $3500	79.99	0.00
7831 · Support contracts - equip/softw	0.00	0.00
7832 · Domain Registration	5.99	369.99
7841 · Hosted Services	1,580.28	1,748.95
Total 7800 · Equipment & software	1,666.26	3,544.65
8500 · General and Admin		
8520 · Office supplies	140.50	0.00
8531 · Postage & delivery	0.00	0.00
8561 · Licenses & permits	0.00	0.00
8572 · Bank fees	16.47	24.00
8582 · Insurance - general	0.00	0.00
8595 · Miscellaneous expenses	0.00	0.00
Total 8500 · General and Admin	156.97	24.00
Total 6000 · Operating expenses	42,357.35	86,972.90
Total Expense	42,357.35	86,972.90
Net Ordinary Income	-42,327.35	-86,672.90
Other Income/Expense		
Other Expense		
9000 · Other (income)/expense		
9020 · Interest expense	0.00	0.00
9550 · Taxes based on income		
9552 · State tax - California	0.00	0.00
Total 9550 · Taxes based on income	0.00	0.00
Total 9000 · Other (income)/expense	0.00	0.00
Total Other Expense	0.00	0.00
Net Other Income	0.00	0.00
Net Income	-42,327.35	-86,672.90

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Jun 20	Jul 20	Aug 20
Ordinary Income/Expense			
Income			
4000 · Revenue			
4100 · Revenue-Stripe	60.00	60.00	60.00
4140 · Grant	0.00	19,000.00	20,000.00
4190 · Revenue Other	0.00	0.00	0.00
Total 4000 · Revenue	60.00	19,060.00	20,060.00
Total Income	60.00	19,060.00	20,060.00
Gross Profit	60.00	19,060.00	20,060.00
Expense			
6000 · Operating expenses			
6100 · Payroll-related expenses			
6101 · Salaries and wages			
6105 · Salaries & wages	27,486.22	27,466.38	27,466.38
Total 6101 · Salaries and wages	27,486.22	27,466.38	27,466.38
6201 · Benefits			
6202 · Health & dental insurance	1,217.93	1,484.69	1,484.69
6210 · Workers' compensation insurance	0.00	0.00	0.00
6251 · Payroll taxes	1,110.99	1,110.37	1,110.37
Total 6201 · Benefits	2,328.92	2,595.06	2,595.06
6301 · Consultants and contractors	11,899.92	10,377.87	12,609.17
Total 6100 · Payroll-related expenses	41,715.06	40,439.31	42,670.61
7100 · Professional fees			
7110 · Legal fees - general	1,000.00	0.00	120.00
7115 · Legal fees - patent	5,520.00	1,200.00	0.00
7120 · Accounting and tax	291.67	1,971.67	3,178.67
7150 · Payroll preparation fees	51.00	51.00	51.00
7152 · FSA/HSA/401 administration fees	51.80	45.90	40.00
Total 7100 · Professional fees	6,914.47	3,268.57	3,389.67
7400 · Travel & entertainment			
7410 · Airfare	0.00	0.00	0.00
7420 · Lodging	0.00	0.00	0.00
Total 7400 · Travel & entertainment	0.00	0.00	0.00
7500 · Marketing related expenses			
7518 · Memberships & associations	99.00	0.00	0.00
7520 · Advertising	827.72	3,492.07	0.00
7525 · Lead Generation	0.00	0.00	0.00
7530 · Seminars and Conferences	0.00	0.00	0.00
7550 · Promotional materials	0.00	0.00	0.00
7552 · Marketing collateral	0.00	0.00	0.00
7580 · Marketing campaigns	0.00	0.00	0.00
Total 7500 · Marketing related expenses	926.72	3,492.07	0.00
7700 · Facilities expense			
7710 · Rent	3,605.00	3,605.00	3,605.00
7718 · Property tax	0.00	238.58	0.00
7740 · Telecommunications			
7741 · Telephone	74.51	74.76	74.76

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Jun 20	Jul 20	Aug 20
7747 · Connectivity	441.07	442.01	442.03
Total 7740 · Telecommunications	515.58	516.77	516.79
Total 7700 · Facilities expense	4,120.58	4,360.35	4,121.79
7800 · Equipment & software			
7802 · Computer Equipment<$3500	0.00	0.00	1,420.20
7803 · Equipment < $3500	0.00	0.00	0.00
7804 · Software < $3500	0.00	0.00	0.00
7831 · Support contracts - equip/softw	0.00	0.00	0.00
7832 · Domain Registration	0.00	0.00	0.00
7841 · Hosted Services	1,330.80	1,180.06	1,362.21
Total 7800 · Equipment & software	1,330.80	1,180.06	2,782.41
8500 · General and Admin			
8520 · Office supplies	108.36	16.38	85.30
8531 · Postage & delivery	0.00	0.00	0.00
8561 · Licenses & permits	0.00	0.00	0.00
8572 · Bank fees	17.94	17.64	183.82
8582 · Insurance - general	0.00	0.00	500.00
8595 · Miscellaneous expenses	0.00	0.00	0.00
Total 8500 · General and Admin	126.30	34.02	769.12
Total 6000 · Operating expenses	55,133.93	52,774.38	53,733.60
Total Expense	55,133.93	52,774.38	53,733.60
Net Ordinary Income	-55,073.93	-33,714.38	-33,673.60
Other Income/Expense			
Other Expense			
9000 · Other (income)/expense			
9020 · Interest expense	0.00	0.00	0.00
9550 · Taxes based on income			
9552 · State tax - California	800.00	0.00	0.00
Total 9550 · Taxes based on income	800.00	0.00	0.00
Total 9000 · Other (income)/expense	800.00	0.00	0.00
Total Other Expense	800.00	0.00	0.00
Net Other Income	-800.00	0.00	0.00
Net Income	-55,873.93	-33,714.38	-33,673.60

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Sep 20	Oct 20
Ordinary Income/Expense		
Income		
4000 · Revenue		
4100 · Revenue-Stripe	1,060.00	660.00
4140 · Grant	20,000.00	30,000.00
4190 · Revenue Other	0.00	0.00
Total 4000 · Revenue	21,060.00	30,660.00
Total Income	21,060.00	30,660.00
Gross Profit	21,060.00	30,660.00
Expense		
6000 · Operating expenses		
6100 · Payroll-related expenses		
6101 · Salaries and wages		
6105 · Salaries & wages	40,772.59	40,474.09
Total 6101 · Salaries and wages	40,772.59	40,474.09
6201 · Benefits		
6202 · Health & dental insurance	1,484.69	1,484.69
6210 · Workers' compensation insurance	0.00	0.00
6251 · Payroll taxes	1,110.38	1,110.37
Total 6201 · Benefits	2,595.07	2,595.06
6301 · Consultants and contractors	13,372.83	15,365.17
Total 6100 · Payroll-related expenses	56,740.49	58,434.32
7100 · Professional fees		
7110 · Legal fees - general	0.00	540.00
7115 · Legal fees - patent	0.00	0.00
7120 · Accounting and tax	291.67	291.67
7150 · Payroll preparation fees	57.00	57.00
7152 · FSA/HSA/401 administration fees	40.00	40.00
Total 7100 · Professional fees	388.67	928.67
7400 · Travel & entertainment		
7410 · Airfare	0.00	0.00
7420 · Lodging	0.00	0.00
Total 7400 · Travel & entertainment	0.00	0.00
7500 · Marketing related expenses		
7518 · Memberships & associations	0.00	258.75
7520 · Advertising	0.00	0.00
7525 · Lead Generation	348.00	0.00
7530 · Seminars and Conferences	0.00	150.00
7550 · Promotional materials	0.00	0.00
7552 · Marketing collateral	0.00	0.00
7580 · Marketing campaigns	0.00	789.00
Total 7500 · Marketing related expenses	348.00	1,197.75
7700 · Facilities expense		
7710 · Rent	3,605.00	3,605.00
7718 · Property tax	0.00	0.00
7740 · Telecommunications		
7741 · Telephone	74.76	74.77

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Sep 20	Oct 20
7747 · Connectivity	442.03	442.13
Total 7740 · Telecommunications	516.79	516.90
Total 7700 · Facilities expense	4,121.79	4,121.90
7800 · Equipment & software		
7802 · Computer Equipment<$3500	0.00	0.00
7803 · Equipment < $3500	0.00	0.00
7804 · Software < $3500	0.00	0.00
7831 · Support contracts - equip/softw	0.00	0.00
7832 · Domain Registration	0.00	79.99
7841 · Hosted Services	1,401.29	1,318.50
Total 7800 · Equipment & software	1,401.29	1,398.49
8500 · General and Admin		
8520 · Office supplies	0.00	0.00
8531 · Postage & delivery	0.00	0.00
8561 · Licenses & permits	0.00	0.00
8572 · Bank fees	259.23	273.70
8582 · Insurance - general	0.00	0.00
8595 · Miscellaneous expenses	0.00	0.00
Total 8500 · General and Admin	259.23	273.70
Total 6000 · Operating expenses	63,259.47	66,354.83
Total Expense	63,259.47	66,354.83
Net Ordinary Income	-42,199.47	-35,694.83
Other Income/Expense		
Other Expense		
9000 · Other (income)/expense		
9020 · Interest expense	0.00	0.00
9550 · Taxes based on income		
9552 · State tax - California	0.00	0.00
Total 9550 · Taxes based on income	0.00	0.00
Total 9000 · Other (income)/expense	0.00	0.00
Total Other Expense	0.00	0.00
Net Other Income	0.00	0.00
Net Income	-42,199.47	-35,694.83

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Nov 20	Dec 20
Ordinary Income/Expense		
Income		
4000 · Revenue		
4100 · Revenue-Stripe	667.00	981.00
4140 · Grant	20,000.00	20,000.00
4190 · Revenue Other	0.00	0.00
Total 4000 · Revenue	20,667.00	20,981.00
Total Income	20,667.00	20,981.00
Gross Profit	20,667.00	20,981.00
Expense		
6000 · Operating expenses		
6100 · Payroll-related expenses		
6101 · Salaries and wages		
6105 · Salaries & wages	40,474.10	40,474.09
Total 6101 · Salaries and wages	40,474.10	40,474.09
6201 · Benefits		
6202 · Health & dental insurance	1,125.77	1,484.69
6210 · Workers' compensation insurance	0.00	0.00
6251 · Payroll taxes	1,110.36	1,110.37
Total 6201 · Benefits	2,236.13	2,595.06
6301 · Consultants and contractors	17,958.70	10,893.75
Total 6100 · Payroll-related expenses	60,668.93	53,962.90
7100 · Professional fees		
7110 · Legal fees - general	672.50	15.00
7115 · Legal fees - patent	0.00	0.00
7120 · Accounting and tax	291.67	291.67
7150 · Payroll preparation fees	57.00	57.00
7152 · FSA/HSA/401 administration fees	40.00	8.85
Total 7100 · Professional fees	1,061.17	372.52
7400 · Travel & entertainment		
7410 · Airfare	0.00	0.00
7420 · Lodging	0.00	0.00
Total 7400 · Travel & entertainment	0.00	0.00
7500 · Marketing related expenses		
7518 · Memberships & associations	0.00	0.00
7520 · Advertising	0.00	0.00
7525 · Lead Generation	0.00	0.00
7530 · Seminars and Conferences	0.00	0.00
7550 · Promotional materials	2,210.35	0.00
7552 · Marketing collateral	0.00	0.00
7580 · Marketing campaigns	0.00	0.00
Total 7500 · Marketing related expenses	2,210.35	0.00
7700 · Facilities expense		
7710 · Rent	3,605.00	3,605.00
7718 · Property tax	0.00	0.00
7740 · Telecommunications		
7741 · Telephone	74.77	74.83

NanoVMs, Inc.
Profit & Loss
January through December 2020

	Nov 20	Dec 20
7747 · Connectivity	442.13	442.43
Total 7740 · Telecommunications	516.90	517.26
Total 7700 · Facilities expense	4,121.90	4,122.26
7800 · Equipment & software		
7802 · Computer Equipment<$3500	0.00	0.00
7803 · Equipment < $3500	0.00	0.00
7804 · Software < $3500	0.00	0.00
7831 · Support contracts - equip/softw	0.00	0.00
7832 · Domain Registration	0.00	131.32
7841 · Hosted Services	1,568.93	1,461.54
Total 7800 · Equipment & software	1,568.93	1,592.86
8500 · General and Admin		
8520 · Office supplies	34.29	6.24
8531 · Postage & delivery	0.00	327.95
8561 · Licenses & permits	0.00	107.00
8572 · Bank fees	467.21	347.28
8582 · Insurance - general	0.00	12.00
8595 · Miscellaneous expenses	0.00	237.00
Total 8500 · General and Admin	501.50	1,037.47
Total 6000 · Operating expenses	70,132.78	61,088.01
Total Expense	70,132.78	61,088.01
Net Ordinary Income	-49,465.78	-40,107.01
Other Income/Expense		
Other Expense		
9000 · Other (income)/expense		
9020 · Interest expense	0.00	298.58
9550 · Taxes based on income		
9552 · State tax - California	0.00	0.00
Total 9550 · Taxes based on income	0.00	0.00
Total 9000 · Other (income)/expense	0.00	298.58
Total Other Expense	0.00	298.58
Net Other Income	0.00	-298.58
Net Income	-49,465.78	-40,405.59

NanoVMs, Inc.
Profit & Loss
January through December 2020

	TOTAL
Ordinary Income/Expense	
Income	
4000 · Revenue	
4100 · Revenue-Stripe	3,908.00
4140 · Grant	129,000.00
4190 · Revenue Other	5,075.00
Total 4000 · Revenue	137,983.00
Total Income	137,983.00
Gross Profit	137,983.00
Expense	
6000 · Operating expenses	
6100 · Payroll-related expenses	
6101 · Salaries and wages	
6105 · Salaries & wages	329,958.13
Total 6101 · Salaries and wages	329,958.13
6201 · Benefits	
6202 · Health & dental insurance	16,827.21
6210 · Workers' compensation insurance	976.00
6251 · Payroll taxes	10,369.14
Total 6201 · Benefits	28,172.35
6301 · Consultants and contractors	116,765.59
Total 6100 · Payroll-related expenses	474,896.07
7100 · Professional fees	
7110 · Legal fees - general	8,250.00
7115 · Legal fees - patent	52,491.00
7120 · Accounting and tax	10,567.00
7150 · Payroll preparation fees	636.00
7152 · FSA/HSA/401 administration fees	496.05
Total 7100 · Professional fees	72,440.05
7400 · Travel & entertainment	
7410 · Airfare	637.81
7420 · Lodging	230.95
Total 7400 · Travel & entertainment	868.76
7500 · Marketing related expenses	
7518 · Memberships & associations	357.75
7520 · Advertising	5,470.70
7525 · Lead Generation	348.00
7530 · Seminars and Conferences	150.00
7550 · Promotional materials	2,210.35
7552 · Marketing collateral	72.53
7580 · Marketing campaigns	789.00
Total 7500 · Marketing related expenses	9,398.33
7700 · Facilities expense	
7710 · Rent	43,260.00
7718 · Property tax	238.58
7740 · Telecommunications	
7741 · Telephone	895.61

NanoVMs, Inc.
Profit & Loss
January through December 2020

	TOTAL
7747 · Connectivity	4,795.77
Total 7740 · Telecommunications	5,691.38
Total 7700 · Facilities expense	49,189.96
7800 · Equipment & software	
7802 · Computer Equipment<$3500	1,420.20
7803 · Equipment < $3500	1,425.71
7804 · Software < $3500	79.99
7831 · Support contracts - equip/softw	99.00
7832 · Domain Registration	994.55
7841 · Hosted Services	17,126.46
Total 7800 · Equipment & software	21,145.91
8500 · General and Admin	
8520 · Office supplies	523.57
8531 · Postage & delivery	335.00
8561 · Licenses & permits	132.00
8572 · Bank fees	1,638.46
8582 · Insurance - general	512.00
8595 · Miscellaneous expenses	237.00
Total 8500 · General and Admin	3,378.03
Total 6000 · Operating expenses	631,317.11
Total Expense	631,317.11
Net Ordinary Income	-493,334.11
Other Income/Expense	
Other Expense	
9000 · Other (income)/expense	
9020 · Interest expense	215.24
9550 · Taxes based on income	
9552 · State tax - California	800.00
Total 9550 · Taxes based on income	800.00
Total 9000 · Other (income)/expense	1,015.24
Total Other Expense	1,015.24
Net Other Income	-1,015.24
Net Income	-494,349.35

NanoVMs, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1000 · Cash	
1011 · SVB checking, main	382,743.52
Total 1000 · Cash	382,743.52
Total Checking/Savings	382,743.52
Other Current Assets	
1400 · Prepaid assets	
1405 · Deposits - short term	7,000.00
1430 · Prepaid rent	7,210.00
1475 · Other prepaids	2,875.97
Total 1400 · Prepaid assets	17,085.97
Total Other Current Assets	17,085.97
Total Current Assets	399,829.49
TOTAL ASSETS	**399,829.49**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2001 · Accounts payable control accoun	
2010 · Accounts Payable	-6,796.75
Total 2001 · Accounts payable control accoun	-6,796.75
Total Accounts Payable	-6,796.75
Other Current Liabilities	
2100 · Payroll Liabilities	
2142 · 401(k) payable	729.19
Total 2100 · Payroll Liabilities	729.19
2730 · Notes and leases payable	
2738 · Modified SAFE Crowdfunding	867,652.72
Total 2730 · Notes and leases payable	867,652.72
Total Other Current Liabilities	868,381.91
Total Current Liabilities	861,585.16
Total Liabilities	861,585.16
Equity	
3000 · Equity	
3003 · Ian Capital Investment	99,024.31
3100 · Preferred Stock - Series A	
3101 · Series Seed (gross)	1,593,583.99
3105 · Series Seed costs	-36,553.50
Total 3100 · Preferred Stock - Series A	1,557,030.49
Total 3000 · Equity	1,656,054.80
3050 · Retained Earnings	-1,668,976.12
Net Income	-494,349.35
Total Equity	-507,270.67
TOTAL LIABILITIES & EQUITY	**354,314.49**